UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

City of Buenos Aires, August 21, 2020

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

In this regard, we inform that today Loma Negra C.I.A.S.A. (the “Company”) sold its total stake in the Paraguayan company Yguazú Cementos S.A. (“Yguazú”), which represents 51.0017% of the capital stock of Yguazú. The sale was made to the local shareholder of Yguazú.

The goal of the Company is to seek and execute high potential projects, for this reason, after having started marketing operations in Paraguay in 2000, built and operated the factory since 2013, and currently reaching high standards of production and profitability, we have finally decided to sell it.

The Company considers that the result obtained by this operation is very beneficial for the Company and is in line with maximizing value for its shareholders.

The proceeds will be applied to partially repay existing debt, and the Company is evaluating alternatives to return capital to its shareholders.

Finally, it is informed that all the regular and alternate directors appointed by the Company in Yguazú, Sergio Damián Faifman, Marcos Isabelino Gradin, Gerardo Oscar Diez and Dardo Ariel Damiano, have resigned from their positions as of today.

  Sincerely,

___________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 21, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer